Exhibit 99(d)(x)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 1st day of February, 2016 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Municipal Income Fund, Inc. (the “Company”) with respect to Lord Abbett Short Duration Tax Free Fund (“Short Duration Tax Free Fund”), Lord Abbett AMT Free Municipal Bond Fund (“AMT Free Fund”), Lord Abbett High Yield Municipal Bond Fund (“High Yield Municipal Bond Fund”), Lord Abbett California Tax-Free Income Fund (“California Tax Free Fund”), and Lord Abbett New Jersey Tax-Free Income Fund (“New Jersey Tax Free Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Short Duration Tax Free Fund, Lord Abbett agrees for the time period set forth in paragraph 6 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and interest related expenses, to an annual rate of 0.45% for each class.

2.	With respect to AMT Free Fund, Lord Abbett agrees for the time period set forth in paragraph 6 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and interest related expenses, to an annual rate of 0.40% for each class.

3.	With respect to High Yield Municipal Bond Fund, Lord Abbett agrees for the time period set forth in paragraph 6 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and interest related expenses, to an annual rate of 0.62% for each class.

4.	With respect to California Tax Free Fund, Lord Abbett agrees for the time period set forth in paragraph 6 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and interest related expenses, to an annual rate of 0.61% for each class.

5.	With respect to New Jersey Tax Free Fund, Lord Abbett agrees for the time period set forth in paragraph 6 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and interest related expenses, to an annual rate of 0.62% for each class.

6.	This Agreement will be effective from February 1, 2016 through January 31, 2017. This Agreement may be terminated only by the Board of Directors of the Company upon written notice to Lord Abbett.

[Signatures follow on next page]

IN WITNESS WHEREOF, Lord Abbett and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Municipal Income Fund, Inc.

By:	/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel
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